September 18, 2006

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

L-3 Communications Holdings, Inc.
L-3 Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006 and March 28, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006
File Nos. 1-14141 and 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated September 1, 2006, relating to the above-referenced documents.

For your convenience, we have reproduced each of the Staff’s comments in this letter using bold text and numbered the paragraphs of this letter to correspond to the numbered paragraphs of the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 3. Acquisitions, page F-15

1.

Please refer to prior comment #5. In your Form 10-Q for fiscal quarter ended June 30, 2006, you disclose that the customer contractual relationships in regards to the Titan acquisition will be amortized over 30 years. Tell us your basis for a 30 year amortization period for these customer relations.

In response to the Staff’s comment, L-3 advises the Staff that in accordance with paragraph 11 of SFAS No. 142, Goodwill and Other Intangible Assets L-3 is amortizing the fair value assigned to the customer contractual relationships acquired as part of the Titan business acquisition over their estimated useful life of 30 years as the economic benefits from them are consumed. This 30 year

Mr. Larry Spirgel

September 18, 2006

period represents the period that cash flows from acquired Titan contracts and future contract renewals and awards, or follow-on sales, are expected to be generated.

L-3 advises the Staff that the 30 year amortization period is consistent with the estimated useful life used by L-3 in its determination of the fair value of the Titan customer contractual relationships intangible asset. As disclosed in Note 6, Goodwill and Identifiable Intangible Assets of L-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2006 (“Second Quarter Quarterly Report”), the fair value for customer contractual relationships acquired by L-3 as part of the Titan acquisition was determined based on L-3’s estimates and judgments of the future after-tax earnings and cash flows arising from the follow-on sales on contract renewals expected from the customer contractual relationships over their estimated lives. These estimates and judgements include L-3’s assessment of the probability of expected future contract renewals and future sales from them.

L-3 supplementally advises the Staff that while the total length of the economic useful life of the Titan customer contractual relationships is 30 years, the annual economic benefits (i.e., annual cash flows) from the Titan customer contractual relationships decline over the 30 year useful life, and L-3’s amortization of the intangible asset is consistent with such decline in annual economic benefits.  Additionally, the Titan customer contractual relationships intangible asset is comprised of numerous individual customer relationships, several of which have an estimated useful life that is less than 30 years.  In the aggregate, 50% of the economic benefits (i.e., cash flows) from the Titan customer contractual relationships are expected to be generated over the first 10 years of the intangible assets useful life, 32% over years 11 to 20, and 18% over years 21 to 30.

For each Titan acquired customer contract existing at the date of acquisition, and for each recurring Titan customer for which L-3 believed there was potential for a future contract, regardless of whether a customer contract existed at the date of acquisition, L-3 projected the sales, operating margins and cash flows for those customer relationships based on probabilities for future contract renewals and other future awards of contracts (e.g., follow-on contracts) using assumptions that marketplace participants would consider to estimate the fair value of customer relationships. The marketplace participant assumptions included, but were not limited to the items listed below:

(i)

The business-type of the customer relationship (i.e., sole-source or competitively awarded contracts, including when the existing customer contract is scheduled to be re-competed by the customer);

(ii)

The expected remaining life cycle of the defense/weapons platform or program or the particular service, underlying the customer contract;

(iii)

The expected future customer funding and budgets for the defense/weapons platform or program;

(iv)

Titan’s pre-acquisition performance on the customer contract; and

(v)

The possible future periods of performance remaining on the existing customer contract.

In determining the fair value of the customer contractual relationships acquired in the Titan acquisition, their estimated useful lives, and the related amortization period, L-3 also considered that:

Mr. Larry Spirgel

September 18, 2006

(a)

Titan is primarily a provider of comprehensive information and communications systems solutions and services primarily to the DoD and U.S. Government intelligence agencies, and not a product supplier. L-3 believes that this limits Titan’s exposure to product and technological obsolescence;

(b)

Approximately 97% of Titan’s sales are generated from U.S. Government customers, primarily the DoD. As a result, L-3 believes that Titan has a financially strong customer base that will provide L-3 with stable long-lived business opportunities;

(c)

The DoD procurement and program offices, military commands and U.S. Intelligence agencies that comprise Titan’s customer relationships have existed for more than 30 years and are expected to continue to exist indefinitely;

(d)

Titan’s pre-acquisition operating history, including its predecessor companies, exceeds 30 years; and

(e)

Titan’s customer relationships at the date of acquisition had already existed for several years, ranging from 6 to 42 years, and there is no evidence to suggest that the customer relationships will not continue for long periods of time because virtually all of Titan’s customer relationships are with the U.S. Government.

Based on the foregoing, L-3 believes that a 30 year amortization period for the Titan customer contractual relationship is reasonable and appropriate.

2.

Please refer to prior comment #7. Your disclosure on page 12 on your Form 10-Q for the fiscal period ended June 30, 2006 states that “the final estimates of fair values are based upon an independent valuation.” Since you continue to reference an independent valuation, disclose the name of the expert.

In response to the Staff’s comment, L-3 advises the Staff that it will delete any references to the use of third party valuation consultants with respect to the valuation of identifiable intangible assets in its future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Consolidated Statements of Operations, page 2

3.

Revise to separately present sales and the cost of sales from products and services under Rule 5-03(b)(2) of Regulation S-X.

In response to the Staff’s comment, L-3 will revise its consolidated statement of operations in prospective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to separately present net sales and cost of sales from both the sale of tangible products and services and will no longer present sales and cost of sales from “Contracts, primarily U.S. Government” and “Commercial, primarily products.” Furthermore, L-3 will revise its disclosures related to revenue recognition accordingly to be consistent with the statement of operations presentation.

L-3 advises the Staff that based on a comment letter received from Barry N. Summer, Assistant Director, dated June 18, 2002, L-3 agreed at that time to separately present sales and cost of sales from “Contracts, primarily U.S. Government” and “Commercial, primarily products.” L-3 believes that this presentation coupled with the disclosure in Note 17, Segment Information, in its Annual Report on Form 10-K for the year ended December 31, 2005, which summarizes sales by product and services, provides a detailed description sufficient for the reader to gain an understanding of L-3’s businesses and how it earns its revenue.

Mr. Larry Spirgel

September 18, 2006

4.

Please tell us why the line item, “Selling, general and administrative expenses,” relate only to the commercial products and services. Tell us if there are any selling, general and administrative expenses that relate to the company as a whole that are not reimbursed by government contracts.

In response to the Staff’s comment, L-3 advises the Staff that the line item “Selling, general and administrative” (“SG&A”) expenses relate only to commercial products and services because SG&A costs incurred by L-3’s commercial businesses are expensed as incurred and are not allocated or reimbursed by U.S. Government contracts. SG&A costs related to L-3’s U.S. Government contractor businesses that are allocated to contracts (revenue arrangements) are accounted for as product costs, instead of period expenses, because they are reimbursable indirect contract costs pursuant to the contractual terms of the revenue arrangement with the U.S. Government and the U.S. Federal Acquisition Regulation (FAR) procurement regulations. Accordingly, SG&A costs for L-3’s U.S. Government contractor businesses are not presented as “selling, general and administrative expenses” on L-3’s statement of operations. Instead, SG&A costs for L-3’s U.S. Government contractor businesses are included and presented in the caption “costs and expenses” under “Contracts, primarily U.S. Government” on L-3’s statement of operations, because such SG&A costs are charged to cost of sales when the sales on the related contracts are recognized.  However, SG&A costs incurred by L-3’s U.S. Government contractor businesses that are “unallowable costs” under the FAR are not reimbursed by government contracts, and L-3 expenses them as incurred and presents them in the caption “costs and expenses” under “Contracts, primarily U.S. Government” on L-3’s statement of operations.  Such unallowable SG&A costs for L-3’s government contractor businesses amounted to approximately $49.8 million, or 0.6% of L-3’s consolidated costs and expenses for the year ended December 31, 2005.  Additionally, L-3 discloses the amount of its SG&A costs  for L-3’s U.S. Government contractor businesses that are charged to cost of sales in the “Contracts in Process” note to L-3’s consolidated financial statements (Note 5 in the Second Quarter Quarterly Report and Note 4 in the Annual Report on Form 10-K for the year ended December 31, 2005).

L-3 supplementally advises the Staff that in connection with L-3’s intention to revise its statement of operations to separately present net sales and cost of sales from both the sale of tangible products and services, as noted above under the response to comment number three, L-3 will no longer separately present SG&A on the statement of operations in its prospective Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K. The SG&A amounts expensed will be included in the respective product or service line item in the cost of sales section of the statement of operations. L-3 believes that substantially all large defense contractors that account for SG&A expenses as indirect contract costs, report such costs and expenses in their consolidated financial statements using this presentation. L-3 believes that this industry practice is due to the fact that a substantial majority of a defense contractor’s SG&A costs are allocated to contracts and accounted for as indirect contract costs.  L-3 will however, expand its “Contracts in Process” disclosure to include the amount of SG&A expensed for its commercial businesses as well as its U.S. Government contractor businesses.

L-3 respectfully refers the Staff to L-3’s letter dated May 24, 2002 in response to a comment letter from Barry N. Summer, Assistant Director, dated May 17, 2002, that discusses the accounting guidance for contract costs included in inventory for U.S. Government contractors that is contained in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), the AICPA Audit and Accounting Guide, Audits of Federal Government Contractors (the “Guide”) and ARB 43 chapter 11, Government Contracts (“ARB 43”).

Mr. Larry Spirgel

September 18, 2006

In that letter, L-3 indicated to the Staff that L-3’s inventoried contract costs for its U.S. Government contractor businesses include general and administrative expenses, research and development costs and bidding and proposal costs (“G&A, R&D and B&P Costs”) allocated to U.S. Government contracts (revenue arrangements). L-3 accounts for its G&A, R&D and B&P Costs allocated to the U.S. Government contracts as product costs, instead of period expenses, and charges them to costs of sales when the sales related to those contracts (revenue arrangements) are recognized. These costs are allocated to contracts using indirect cost (overhead) rates similar to overhead rates used for manufacturing and engineering overhead expenses.

For the Staff’s convenience, we have reproduced the accounting guidance referred to by L-3 in its letter dated May 24, 2002 below:

SOP 81-1 paragraph 72 provides general principles in accounting for costs of construction-type and production-type contracts covered within the scope of SOP 81-1. Paragraph 72 (b) states, in part, that:

“For government contractors, other types of costs that are allowable or allocable under pertinent government contract regulation may be allocated to contracts as indirect costs if otherwise allowable under GAAP.11 Methods of allocating indirect costs should be systematic and rational.”

11 The AICPA Audit and Accounting Guide Audits of Federal Government Contractors, states, “Practice varies among government contractors concerning the extent to which costs are included in inventory. Some contractors include in inventory all direct costs and only certain indirect allocation of general and administrative expenses.” The guide points out that many accountants believe that the practice of allocating general and administrative expenses to contract costs, which is permitted under the completed-contract method by ARB No. 45; paragraph 10, may appropriately be extended to government contracts because they believe that “costs incurred pursuant to a government contract are associated directly with the contract’s revenue, and both should be recognized in the same period.”

Also, paragraph 72 (c) states:

“ General and administrative costs ordinarily should be charged to expense as incurred but may be accounted for as contract costs under the completed contract method or, in some circumstances, as indirect contract costs by government contractors. 13”

13 See the discussion of the AICPA Audit and Accounting Guide Audits of Federal Government Contractors, in footnote 11.

Chapter 4 of ARB No. 43 concludes that “general and administrative expenses should be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges).”

Paragraph 3.63 of the Guide also indicates that industry practice varies among contractors with respect to the extent to which costs are included in inventory. Paragraph 3.63 of the Guide states, in part:

“Other contractors record as inventory all costs identified with the contract, including an allocation of general and administrative, research and development, and bidding and proposal expenses. This practice derives its support from the concept of matching

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September 18, 2006

revenues and expenses inasmuch as the negotiation of the price of a fixed-price-type contract specifically includes allocable costs deemed allowable under government procurement regulations. Therefore, many accountants believe that costs incurred pursuant to a government contract are associated directly with the contract’s revenue, and both should be recognized in the same period.”

Under the U.S. Government procurement regulations contained in the Federal Acquisition Regulations which include the Cost Accounting Standards, G&A, R&D and B&P Costs are allowable indirect costs that are required to be allocated to contracts. Therefore, it is appropriate and consistent with industry standards to include G&A, R&D and B&P Costs relating to federal government contractors in Inventoried Contract Costs and to recognize them as costs of sales when the underlying products and services for the contracts in process are sold.

5.

Please parenthetically note the amount of stock-based charge being excluded from the other line items (e.g., selling, general and administrative expenses).

In response to the Staff’s comment, L-3 will revise its consolidated statement of operations to parenthetically note the amount of the stock-based charge excluded from the other line items in prospective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Note 3. Review of Past Stock Option Granted Practices, page 7

6.

Please provide us with a detail SAB 99 (SAB Topic 1.M) analysis to support your conclusion that the “Stock-Based Charge is not material to any of the individual prior periods affected or that the aggregate Stock-Based Charge is not material to the expected results for the year ending December 31, 2006.” In your response, please address Items #1 and #2 of SAB 99. Include in your analysis the impact on each applicable fiscal quarter. Also, address the following in your response.

•

Your consideration of the interaction of the quantitative and qualitative factors in assessing materiality.

•

Confirm to us that the date of grant and accounting measurement is the same. If not, tell us why.

•

Tell us and disclose how the date of grant and accounting measurement was selected.

In response to the Staff’s comment, L-3 advises the Staff that L-3 evaluated the impact of the stock option errors prior to filing its Second Quarter Quarterly Report to determine if the stock option errors were “material”, individually, or in the aggregate, from a quantitative or qualitative perspective, to (1) the previously issued L-3 consolidated financial statements for each of the years ended December 31, 2001 through 2005, (2) the previously issued L-3 interim condensed consolidated financial statements for each of the quarterly periods during 2004 through March 31, 2006, or (3) to the estimated results for the year ending December 31, 2006. Notwithstanding that the stock option errors also affect the annual periods from 1998 to 2000, the periods before 2001 were not explicitly evaluated because the earliest period presented in L-3’s most recently filed Form 10-K (the 2005 Form 10-K) is the year ended December 31, 2001. However, the annual periods from 1998 to 2000 were included in our quantitative evaluation, as illustrated in Note 3,

Mr. Larry Spirgel

September 18, 2006

Review of Past Stock Option Granting Practices to L-3’s Second Quarter Quarterly Report, and were determined not to be material.

As discussed below, L-3 concluded that the stock option errors were not material, quantitatively or qualitatively, individually, or in the aggregate, to (1) any of L-3’s previously issued financial statements for each of the years ended December 31, 2001 to 2005, and for each of the quarters ended March 31, 2004 through March 31, 2006, or (2) in the aggregate, to the estimated results for the year ending December 2006.

Relevant Accounting Literature:

L-3’s evaluation of the “materiality” of the stock option errors, both from a quantitative and qualitative perspective, was performed using the accounting and SEC guidance listed below:

•

SFAS 154, paragraphs 25 to 26;

•

APB 28, paragraph 29;

•

SAB 99; and

•

SAB Topic 5F.

Quantitative Assessment:

 L-3 determined that the stock option errors were not material from a quantitative perspective, individually, or in aggregate, to any of the annual L-3 consolidated financial statements for each of the years ended December 31, 2001 to 2005, or to any of the interim L-3 condensed consolidated financial statements for each of the quarters ended March 31, 2004 through March 31, 2006, including L-3’s balance sheet and statement of operations for each of these periods. Reference is made to Exhibit I and Exhibit II, which summarize the quantitative impacts of the stock option errors on L-3’s previously issued annual and quarterly financial statements.

In this regard, as illustrated in Exhibit I, the stock option errors had no affect on any previously reported sales, net cash from operating activities, total assets or shareholders’ equity. However, the stock option errors did impact and would have required reductions to previously reported net income and diluted earnings per share (EPS) for additional non-cash stock-based compensation expenses, but such reductions were not material from a quantitative perspective to previously issued net income and diluted EPS for each individual year from 2001 through 2005 and for each quarter during 2004 through March 31, 2006. As illustrated in Exhibit I, the reductions to net income for each annual period range from a low of 0.9% for 2005 to a high of 2.8% for 2002. L-3 also considered that the two most recently issued prior years (the years ended December 31, 2005 and 2004), may be more relevant to users of L-3’s financial statements than earlier periods, and that the 2004 and 2005 errors were 1.2% and 0.9% respectively. With respect to the reduction to net income and diluted EPS on the previously issued L-3 quarterly results, as illustrated in Exhibit II, the reductions to each quarterly period range from a low of 0.0% for diluted EPS for the quarter ended March 2006, to a high of 1.7% for net income for the quarter ended March 2004.

L-3 also considered the impact of the stock option errors on the trend of earnings for the annual periods for 2001 to 2005, and the quarterly periods for 2004 through March 31, 2006, by analyzing the current vs. prior period changes in the “as reported” and what would be the “as restated” net income and diluted EPS for the stock option errors. L-3 concluded that the changes to the previously reported trend of earnings were also not material, because as illustrated in Exhibit I and

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September 18, 2006

Exhibit II they were each less than a 2.5 percentage point reduction to the “reported trends.” Management also determined that the stock option errors were not material from a quantitative perspective, in the aggregate, to the estimated L-3 consolidated financial statements for the year ending December 31, 2006, because they are only expected to reduce net income by 3.9% and diluted EPS by 3.8%.

L-3 also believes that most users of L-3’s financial statements would view the cumulative or aggregate charge for the stock option errors on the full year results for 2006 as less relevant because the charge is for non-cash expenses that do not relate to, or affect, L-3’s prospective results of operations. In this regard, it is important to also note that both investors in L-3’s common stock and equity research analysts who cover L-3 generally use the following financial performance measures as the key indicators of L-3’s business performance:

•

Organic Sales growth;

•

Sales growth from business acquisitions;

•

Total operating margin from recurring operations;

•

Diluted EPS from recurring operations;

•

Free Cash Flow (net cash from operating activities less net capital expenditures); and

•

Earnings-to-Free Cash Flow conversion.

Although important from a GAAP perspective, the stock option errors, which represent a non-cash compensation expense relating to stock option grants made prior to August 2003, do not materially affect L-3’s expected future recurring results of operations or cash flows, and do not affect any of the key measures of L-3’s business performance noted above.

For purposes of evaluating whether the stock option errors were material individually, or in the aggregate, to any of L-3’s previously issued financial statements, from a quantitative and qualitative perspective, L-3 also considered the stock option errors in conjunction with prior year immaterial audit adjustments that have not been recorded. The change in annual net income resulting from the stock option error and the prior year immaterial audit adjustments, range from a reduction in net income of as much as 3.0% to an increase of 0.7% (as compared to reductions that range from 0.9% to 2.8%), with 2004 decreasing by 1.1% and 2005 increasing by 0.7% (as compared to decreases of 1.2% and 0.9%, respectively). With respect to net income and diluted EPS on previously issued L-3 quarterly results, the change in net income and EPS resulting from the stock option error and the prior year immaterial audit adjustments, range from an increase of as much as 4.8% to a decrease of 3.2% (as compared to reductions that range from 0.0% to 1.7%). In making the quarterly assessment, L-3 evaluated each quarter individually and in the context of the annual results. L-3 determined that the impact of the stock option errors inclusive of the immaterial unrecorded audit adjustments was not meaningfully different than the impact indicated above for just the stock-option errors.

Qualitative Assessment:

L-3 also determined that the stock option errors were not material, individually, or in the aggregate, from a qualitative perspective, to any of the previously issued annual L-3 consolidated financial statements for the years ended December 31, 2001 to 2005, or to any of the quarters ended March 31, 2004 through March 31, 2006 or in the aggregate to the estimated results for the year ending December 31, 2006. Specifically, L-3 considered each of the SAB 99 qualitative factors, which are listed below.

Mr. Larry Spirgel

September 18, 2006

a.

Whether the unrecorded stock option errors arose from an item capable of precise measurement instead of an item that arises from an estimate and, if so, the degree of imprecision inherent in the estimate

L-3’s Evaluation: Yes. The stock option errors arose from mistakes on items that were capable of precise measurement. The stock option errors arose from stock option grants made between May 1998 and July 2003, when stock-based awards were generally approved by unanimous written consents of the Compensation Committee of the Board. The date selected by management as (i) the grant date, which was in most cases the date specified in the unanimous written consent (“UWC”), (ii) the date used to determine the exercise price for the stock options, and (iii) the accounting measurement date, preceded the date of formal approval for the stock options, and in many cases also preceded the date of submission of the grants for approval by the Compensation Committee or entire Board of Directors. The price of the L-3 stock on date(s) selected for the grant date and accounting measurement date was generally less than the price on the formal approval date. Thus, those past stock options grants were found to have been issued “in-the-money” at the time of formal approval, resulting in compensation cost that should have been recognized at the accounting measurement date for the stock options and subsequently amortized to expense over the related vesting/service periods, in accordance with APB 25. The review also found that in 1998 the accounting measurement dates used for stock option grants to one future employee and employees of three acquired businesses were the date of the UWC and not the employee’s hire date or the business acquisition dates, which occurred later. Since July 2003, the Compensation Committee of the Board has approved all stock-based compensation awards at Compensation Committee meetings.

b.

Whether the unrecorded stock option errors mask a change in earnings or other financial performance trends, at the consolidated or reportable segment levels, including organic sales growth, operating margins and cash flows

L-3’s Evaluation: No.  At the consolidated level, as more fully discussed above under the “Quantitative Assessment”, the changes caused by the stock option errors to the previously reported trend of earnings were not material, and they had no impact on sales or cash flows. The stock option errors also do not affect previously reported segment results because we did not allocate these errors to L-3’s reportable segments, and L-3 has not included these errors in its measurement of segment financial performance. L-3 did not allocate the stock option errors to reportable segments in the three and six month periods ended June 30, 2006, because the stock option errors pertain to prior-year accounting errors that do not affect current period segment “operating” results, and allocating them to current year segment results would distort the 2006 operating results of L-3’s segments.

c.

Whether the unrecorded stock option errors hide a failure to meet analysts’ consensus expectations for L-3

L-3’s Evaluation: No.  Consensus analysts’ estimates for L-3 are only published for Total Sales and Diluted EPS. Reference is made to Exhibit III.  The unrecorded stock option errors would not have caused L-3 to fail to meet analysts’ consensus expectations for L-3’s diluted EPS by more than an inconsequential amount for any of the individual years ended December 31, 2001 to 2005, or for any of the quarterly periods ended March 31, 2004 through March 31, 2006.

Mr. Larry Spirgel

September 18, 2006

d.

Whether the unrecorded stock option errors change a loss into income or vice versa for the consolidated or reportable segment results of operations

L-3’s Evaluation: No.  At the consolidated level, as illustrated on Exhibit I and Exhibit II, the stock option errors would not have changed any of L-3’s previously reported income to a loss for any of the years or quarters affected by the stock option errors. Also, the stock option errors do not affect previously reported segment results because L-3 has not included them in its measurement of segment financial performance.

e.

Whether the unrecorded stock option errors concern a reportable segment or other portion of L-3’s business that has been identified as playing a significant role in L-3’s operations or profitability

L-3’s Evaluation: No.  The stock option errors do not affect previously reported segment results because L-3 has not included them in its measurement of segment financial performance.

f.

Whether the unrecorded stock option errors affect L-3’s compliance with regulatory requirements

L-3’s Evaluation: No. L-3 is not subject to any regulatory requirements at the consolidated/company-wide level that are considered material other than those pertaining to SEC reporting requirements. L-3 reported the findings of its review of L-3’s past stock option granting practices in its Second Quarter Quarterly Report. At the Business Unit level and contract (revenue arrangement) levels, L-3 is subject to various U.S. Government contract cost and pricing regulations, primarily under the U.S. Federal Acquisition Regulations and related Cost Accounting Standards, or similar foreign government procurement regulations, as the case may be, but none of these regulatory requirements were affected by the stock options errors.

g.

Whether the unrecorded stock option errors affect L-3’s compliance with loan covenants or other contractual requirements

L-3’s Evaluation: No. The stock option errors had no effect on L-3’s debt compliance requirements, including compliance with the quarterly and annual financial covenants of consolidated leverage ratios and interest coverage ratio set forth in its Senior Credit Facility. The stock option errors represent adjustments to non-cash compensation costs, which are specifically excluded for purposes of determining L-3’s compliance with its financial covenants under its Senior Credit Facility. L-3’s senior subordinated debt agreements also contain financial covenants and other contractual requirements, but they are all generally less restrictive than those in L-3’s Senior Credit Facility and L-3’s compliance thereunder was also not affected by the stock option errors.

h.

Whether the unrecorded stock option errors have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

L-3’s Evaluation: No. The stock option errors did not result in the satisfaction of any requirements for the award of bonuses or other forms of incentive compensation. At the Business Unit level, L-3’s management incentive compensation is based on annual growth in sales, operating income and cash flow. Other than restricted stock amortization, stock-based

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September 18, 2006

compensation expense is not an element of the “Corporate Allocation Expense” that is charged by Corporate to the Business Unit. Therefore, the stock option errors did not affect the L-3 Business Unit financial performance metrics that are used to calculate Business Unit management incentive compensation. At the Corporate level, annual incentive compensation for corporate management is determined quantitatively by comparing the growth or trend in L-3’s annual financial performance (Sales, Operating Income, EPS, and Free Cash Flow) to the performance of defense peer companies and other public companies. As explained above in the “Quantitative Assessment” section, the stock option errors had no impact on sales or cash flow. In addition, the impact of the stock option errors on L-3 earnings trends and financial performance metrics that would affect operating income and diluted EPS growth did not affect the quantitative determination of annual incentive compensation for Corporate management because L-3 still would have performed above its defense peer companies and other public companies even if the stock-based compensation was properly accounted for. Accordingly, the stock option errors would not have affected the calculation or determination of annual management incentive compensation, at the Business Unit level or the Corporate level.

i.

Whether the unrecorded stock option errors involve the concealment of an unlawful transaction

L-3’s Evaluation: No. L-3’s outside corporate legal counsel conducted a review of L-3’s option granting practice on behalf of, and at the request of the Audit Committee, which is composed solely of independent directors. At the conclusion of the review, L-3’s outside corporate legal counsel advised the Audit Committee that they had not uncovered any evidence that would lead them to conclude that any L-3 employee acted with intent to violate the law. Additionally, the audit procedures performed by L-3’s Internal Audit Department on L-3’s past stock option grants, did not find that any unlawful act had been committed by L-3 employees, or that any unlawful transactions were concealed.

j.

Whether the unrecorded stock option errors represent an intentional misstatement by management to manipulate earnings

L-3’s Evaluation: No. The review did not find any evidence that any members of L-3 management involved in the stock option granting, dating and pricing process intentionally misstated L-3’s financial results to manipulate L-3’s earnings.

Below is L-3’s discussion in response to the Staff’s request that (1) L-3 confirm to the Staff that the date of grant and accounting measurement is the same, if not, explain why, and (2) tell the Staff and disclose how the date of grant and accounting measurement were selected.

In response to the Staff’s request, L-3 advises the Staff that management selected the grant date and as noted in (a.) above, the date selected by management as (i) the grant date, which was in most cases the date specified in the UWC, (ii) the date used to determine the exercise price for the stock options, and (iii) the accounting measurement date, preceded the date of formal approval for the stock options, and in many cases also preceded the date of submission of the grants for approval by the Compensation Committee or entire Board of Directors. As disclosed in Note 3, Review of Past Stock Option Granting Practices, in L-3’s Second Quarter Quarterly Report, during the period from May 1998 through July 2003, stock-based awards were generally approved by UWC of the Compensation Committee of the Board. Based on the review procedures performed, L-3 also determined that the UWCs were signed by each member of the Compensation Committee of the Board, thereby appropriately authorizing each award. However, L-3 was not able to confirm the date on which

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September 18, 2006

the final signature to the UWC was returned to the Company. Under Delaware law, a UWC of the Compensation Committee is not effective until signed by each member of the Compensation Committee and returned to the company.

Since the UWC date could not be relied upon to determine the accounting measurement date, other than in the case of one UWC, the answers to the questions listed below were used as the basis to determine the accounting measurement date for purposes of calculating the stock-based compensation charge.

1.

Was the grant for an employee of an acquired company? If yes, L-3 used the date of acquisition as the accounting measurement date.

2.

Was the grant for a future employee? If yes, L-3 used the employee’s hire date as the accounting measurement date.

3.

Was the grant approved by the entire Board at a Board meeting? If yes, L-3 used the date of the Board meeting as the accounting measurement date.

4.

For all other grants approved, L-3 used the date of the employee notification letter, which date, we believe, followed the receipt of all signatures to the UWC, as the accounting measurement date.

In calculating the amount of the compensation charge, L-3 compared the exercise price of the stock option to the closing price on the date that was determined, based on the evidence available, to be the accounting measurement date. In all but two instances, the closing price on the date that was determined to be the accounting measurement date was higher than the exercise price of the stock option.

As noted above, L-3 disclosed in Note 3, Review of Past Stock Option Granting Practices in its Second Quarter Quarterly Report a detailed description regarding L-3’s past stock option granting practices and related accounting treatment. The disclosure provides the reader with the scope of the review performed and the findings of the review, including that the date selected by management as the grant date, exercise price date and accounting measurement date preceded the date of final approval for the stock options. L-3 believes that the disclosure in its Second Quarter Quarterly Report regarding past stock option granting practices provides the reader with a detailed understanding of the impact of the stock-based compensation charge and how it arose.

Item 4. Controls and Procedures, page 62

7.

Please disclose your stock-based compensation errors and subsequent changes to your internal control over financial reporting. Due to the errors, tell us why you believe your disclosure controls and procedures were effective and why there were no material changes to your internal control over financial reporting.

In response to the Staff’s comment, L-3 advises the Staff that L-3 has not made material changes to its internal control over financial reporting as a result of the stock-based compensation errors and that, as noted above, L-3 has also disclosed the stock-based compensation errors in Note 3, Review of Past Stock Option Granting Practices to its Second Quarter Quarterly Report. Accordingly, L-3 does not believe it is necessary to repeat the disclosure regarding stock-based compensation errors and does not believe it is necessary to disclose subsequent changes to L-3’s internal control over financial reporting because L-3 does not believe that they are material under Item 4. Controls and Procedure. L-3 will, however, disclose in future filings any changes to its internal controls over

Mr. Larry Spirgel

September 18, 2006

financial reporting that materially affect, or are reasonably likely to materially affect, its internal controls over financial reporting as required by Regulation of S-K.

L-3 believes that its disclosure controls and procedures were effective as of December 31, 2005 and June 30, 2006 because, as discussed above, since July 2003, the Compensation Committee of the Board approved all stock-based compensation awards to employees, including officers, at Compensation Committee meetings and these approval/meeting dates for stock option grants were correctly used as the accounting measurement date for the grant and properly accounted for. Since July 2003, L-3’s disclosure controls and procedures and internal controls over financial reporting have been effective to ensure that the appropriate grant date and measurement date are used. In connection with the stock-based compensation charge, L-3 determined that the stock-based compensation errors were not material, quantitatively, or qualitatively, and do not represent a material weakness and has therefore not made material changes to its internal control over financial reporting as a result of these errors. Furthermore, to date, significant deficiencies in the aggregate have not risen to the level of a material weakness nor have any material weaknesses been noted.

* * *

In connection with this comment response letter, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the response to the Staff’s comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

Sincerely,

/s/ Ralph G. D’Ambrosio

Ralph G. D’Ambrosio
Vice President – Finance

(Principal Accounting Officer)

Exhibit I

Quantitative Analysis of Stock Option Errors on Select L-3 Previously Issued Financial Statement Items, for the Years Ended December 31, 2001 to 2005, and the Estimated Year Ending December 31, 2006
($ in Millions, except per share data)
Financial Statement Line Item	2006E		2005	2004	2003	2002	2001

Sales	$ 12,400.0		$ 9,444.7	$ 6,897.0	$ 5,061.6	$ 4,011.2	$ 2,347.4

Impact of Stock Option Errors	none		none	none	none	none	none

Net Income	$ 618.0	(A)	$ 508.5	$ 381.9	$ 277.6	$ 178.1	$ 115.5

Impact of Stock Option Errors	(24.0)	(B)	(4.4)	(4.5)	(5.9)	(5.0)	(2.1)
Restated	$ 594.0		$ 504.1	$ 377.4	$ 271.7	$ 173.1	$ 113.4
% change	-3.9%		-0.9%	-1.2%	-2.1%	-2.8%	-1.8%
Reported trend	21.5%		33.2%	37.6%	55.9%	54.2%	39.7%
Restated trend	17.8%	(C)	33.6%	38.9%	57.0%	52.6%	38.8%
Change to Trend	-3.7%		0.4%	1.3%	1.1%	-1.6%	-0.9%

Diluted EPS	$ 4.97	(A)	$ 4.20	$ 3.33	$ 2.62	$ 1.90	$ 1.47

Impact of Stock Option Errors	$ (0.19)		$ (0.04)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.02)
Restated	$ 4.78		$ 4.16	$ 3.29	$ 2.57	$ 1.85	$ 1.45
% change	-3.8%		-1.0%	-1.2%	-1.9%	-2.6%	-1.4%
Reported trend	18.3%		26.1%	27.1%	37.9%	29.3%	24.6%
Restated trend	14.9%		26.4%	28.0%	38.9%	27.6%	23.9%
Change to Trend	-3.4%		0.3%	0.9%	1.0%	-1.7%	-0.6%

Diluted shares	123.3		121.2	117.4	113.9	105.2	85.4

Net Cash from Operating Activities	$ 968.0		$ 846.8	$ 620.7	$ 456.1

Impact of Stock Option Errors	none		none	none	none	none	none

Total Assets	$ 13,000.0		$ 11,909.1	$ 7,780.8	$ 6,505.3	$ 5,242.3	$ 3,339.2

Impact of Stock Option Errors	none		none	none	none	none	none

Shareholders' Equity	$ 5,225.0		$ 4,490.7	$ 3,799.8	$ 2,574.5	$ 2,202.2	$ 1,213.9
Impact of Stock Option Errors	none		none	none	none	none	none

Notes:

(A)  Estimated full year net income and diluted EPS for the year ending December 31, 2006, exclude the Q206 Litigation Charge of $78 million, net of income taxes, or $0.63 per share and the Q206 Stock-Based Charge (which includes the Stock Option Errors) of $26 million, net of income taxes, or $0.21 per share.

(B)  Represents the aggregate or cumulative Stock Option Errors for all the affected years prior to 2006 (excluding the Section 409A and external legal and accounting review costs).

(C) The aggregate stock option errors are considered non-operating, non-recurring, prior-period correction items that should be added back to analyze the trend for purposes of users of L-3 F/S

NOTE:

Except for historical information contained herein, the matters set forth in this presentation are forward-looking statements. The forward-looking statements set forth herein involve a number of risks and uncertianties that could cause actual results to differ materially from any such statement, including the risks and uncertianties discussed in the company's Safe Harbor Compliance Statement for Forward-Looking Statements included in the company's recent filings, including Forms 10-K and 10-Q, with the Securities and Exchange Commission.The forward-looking statements speak only as of the date made, and the company undertakes no obligation to update these forward-looking statements.

Exhibit II

Quantitative Analysis of Stock Option Errors on Select L-3 Previously Issued Financial Statement Items, for the Quarters Ended March 31, 2004 to March 31, 2006
($ in Millions, except per share data)
Financial Statement Line Item		Q104		Q204		Q304		Q404		Q105	Q205	Q305	Q405	Q106

Net Income		$ 72.0		$ 88.1		$ 102.5		$ 119.3		$ 102.4	$ 119.4	$ 135.3	$ 151.4	$138.9

Impact of Stock Option Errors		(1.2)		(1.1)		(1.1)		(1.1)		(0.8)	(1.2)	(1.2)	(1.1)	(0.1)
Restated		$ 70.8		$ 87.0		$ 101.4		$ 118.2		$ 101.6	$ 118.2	$ 134.1	$ 150.3	$138.8
% change		-1.7%		-1.2%		-1.1%		-0.9%		-0.8%	-1.0%	-0.9%	-0.7%	-0.1%
Reported trend		44.9%		65.0%		34.7%		21.2%		42.2%	35.5%	32.0%	26.9%	35.6%
Restated trend		42.5%		62.9%		33.2%		20.1%		43.5%	35.9%	32.2%	27.2%	36.6%
Change to Trend		-2.4%		-2.1%		-1.4%		-1.1%		1.3%	0.3%	0.2%	0.3%	1.0%

	Quarterly 2003	$ 49.7		$ 53.4		$ 76.1		$ 98.4

Diluted EPS		$ 0.65	(A)	$ 0.78	(A)	$ 0.89	(A)	$ 1.01	(A)	$ 0.86	$ 0.99	$ 1.11	$ 1.24	$ 1.13

Impact of Stock Option Errors		$ (0.01)		$ (0.01)		$ (0.01)		$ (0.01)		$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ -
Restated		$ 0.64		$ 0.77		$ 0.88		$ 1.00		$ 0.85	$ 0.98	$ 1.10	$ 1.23	$ 1.13
% change		-1.5%		-1.3%		-1.1%		-1.0%		-1.2%	-1.0%	-0.9%	-0.8%	0.0%
Reported trend		32.7%		50.0%		25.4%		12.2%		32.3%	26.9%	24.7%	22.8%	31.4%
Restated trend		30.6%		48.1%		23.9%		11.1%		32.8%	27.3%	25.0%	23.0%	32.9%
Change to Trend		-2.0%		-1.9%		-1.4%		-1.1%		0.5%	0.3%	0.3%	0.2%	1.5%

Diluted shares		115.9	(A)	117.0	(A)	117.8	(A)	118.6	(A)	119.5	121.0	122.1	122.4	123.3

	Quarterly 2003	$ 0.49		$ 0.52		$ 0.71		$ 0.90

Notes:

(A) Diluted EPS and diluted weighted average common shares outstanding have been restated in accordance with EITF 04-8.

NOTE:

Except for historical information contained herein, the matters set forth in this presentation are forward-looking statements. The forward-looking statements set forth herein involve a number of risks and uncertianties that could cause actual results to differ materially from any such statement, including the risks and uncertianties discussed in the company's Safe Harbor Compliance Statement for Forward-Looking Statements included in the company's recent filings, including Forms 10-K and 10-Q, with the Securities and Exchange Commission.The forward-looking statements speak only as of the date made, and the company undertakes no obligation to update these forward-looking statements.

Exhibit III

Diluted EPS Analysis

		L-3 Restated
Annual Periods	L-3	for Stock	Consensus	Reported	Restated
	Reported	Option Errors	Estimate	vs. Consensus	vs. Consensus	Change

CY 2001	$ 1.47	$ 1.45	$ 1.45	1.4%	0.0%	-1.4%

CY 2002	$ 2.13	$ 2.08	$ 2.26	-5.8%	-8.0%	-2.2%

CY 2003	$ 2.62	$ 2.57	$ 2.69	-2.6%	-4.5%	-1.9%

CY 2004	$ 3.33	$ 3.29	$ 3.33	0.0%	-1.2%	-1.2%

CY 2005	$ 4.20	$ 4.20	$ 4.16	1.0%	1.0%	0.0%

Notes:
CY 2002 excludes SFAS 142 adoption goodwill impairmrnt charges of $0.23 per share.

		L-3 Restated
	L-3	for Stock	Consensus	Reported	Restated
Quarterly Periods	Reported	Option Errors	Estimate	vs. Consensus	vs. Consensus	Change

Q1 04	$ 0.65	$ 0.64	$ 0.64	1.6%	0.0%	-1.6%

Q2 04	$ 0.78	$ 0.77	$ 0.79	-1.3%	-2.5%	-1.3%

Q3 04	$ 0.89	$ 0.88	$ 0.88	1.1%	0.0%	-1.1%

Q4 04	$ 1.01	$ 1.00	$ 1.01	0.0%	-1.0%	-1.0%

		L-3 Restated
	L-3	for Stock	Consensus	Reported	Restated
Quarterly Periods	Reported	Option Errors	Estimate	vs. Consensus	vs. Consensus	Change

Q1 05	$ 0.86	$ 0.83	$ 0.83	3.6%	0.0%	-3.6%

Q2 05	$ 0.99	$ 0.99	$ 0.97	2.1%	2.1%	0.0%

Q3 05	$ 1.11	$ 1.11	$ 1.09	1.8%	1.8%	0.0%

Q4 05	$ 1.24	$ 1.24	$ 1.21	2.5%	2.5%	0.0%

		L-3 Restated
	L-3	for Stock	Consensus	Reported	Restated
Quarterly Periods	Reported	Option Errors	Estimate	vs. Consensus	vs. Consensus	Change

Q1 06	$ 1.13	$ 1.13	$ 1.11	1.8%	1.8%	0.0%